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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                              (Amendment No. ___)1

                           SYNAGRO TECHNOLOGIES, INC.
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)
                                   871-562-203
                                 (CUSIP Number)
                                  JULY 27, 1998
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   Rule 13d-1(b)

                   Rule 13d-1(c)            [X]

                   Rule 13d-1(d)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         SCHEDULE 13G

--------------------- --------------------------------- ------------------------
CUSIP No. 871-562-203                  13G                     Page 2 of 6 Pages
--------------------- --------------------------------- ------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GroWest, Inc., a California corporation and John A. Bremer and Laura Bremer, Husband and wife ("the
"Bremers")______________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         GroWest, Inc.: California; the Bremers:  USA
________________________________________________________________________________


                  5        SOLE VOTING POWER
NUMBER OF                           1,475,323
SHARES            6        SHARED VOTING POWER
BENEFICIALLY               NONE
OWNED BY          7        SOLE DISPOSITIVE POWER
EACH                                1,475,323
REPORTING         8        SHARED DISPOSITIVE POWER
PERSON WITH                NONE

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,475,323 shares of Synagro Technologies, Inc. common stock (the "Shares") are owned by GroWest, Inc.. The Bremers own 100% of the stock of GroWest, Inc.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%

12       TYPE OF REPORTING PERSON
         GroWest, Inc.:  CO; the Bremers:  IN


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ITEM 1(a).                 NAME OF ISSUER.

         Synagro Technologies, Inc., a Delaware corporation

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.


         5850 San Felipe, Houston, Texas 77057

ITEM 2(a).                 NAME OF PERSONS FILING.


         This is a joint filing by GroWest, Inc., a California corporation and John A. Bremer and Laura Bremer, husband and wife, who own 100% of the stock of GroWest Inc.

ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE.


         GroWest, Inc. and the Bremers: 114 Business Center Drive, Corona, California 91720-1724.

ITEM 2(c).                 CITIZENSHIP.

         GroWest, Inc.-     a California corporation

         The Bremers - USA.

ITEM 2(d).                 TITLE OF CLASS OF SECURITIES.


         $.002 par value common stock.

ITEM 2(e).                 CUSIP NUMBER.


                           871-562-203

ITEM 3.                    THE PERSONS ARE FILING.


         [X]               In accordance with Rule 13d-1(c)


                                       3

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ITEM 4.           OWNERSHIP.


         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)       Amount beneficially owned:

                  1,475,323 shares_______________________

         (b)       Percent of class:

                  11.9%_______________________________

         (c) Number of shares as to which such person has:

                  (i)       Sole power to vote or to direct the vote   1,475,323

                  (ii)      Shared power to vote or to direct the vote None

                  (iii)     Sole power to dispose or to direct the
                            disposition of                             1,475,323

                  (iv)      Shared power to dispose or to direct the
                            disposition of                             None


          GroWest, Inc. has entered into a Voting Agreement and Irrevocable Proxy dated July 24, 1998 with Messrs. Donald L. Thone, Ross M. Patten and Daniel L. Shook. Messrs. Thone, Patten and Shook (the "Executive Officers") are the Chairman of the Board of Directors of Synagro Technologies, Inc. ("Synagro"), the President and Chief Executive Officer of Synagro, and the Vice President, Chief Financial Officer and Secretary of Synagro, respectively.

         Under the Agreement, GroWest, Inc. constitutes the Executive Officers jointly and severally its proxies to vote up to 715,336 shares of Synagro common stock owned by GroWest on any matters relating to a Hostile Takeover (as defined in the Agreement) on which the Synagro stockholders are entitled to vote. Under such Proxy the Executive Officers do not have authority to (i) vote on any matters except those relating to any Hostile Takeover, (ii) sell or otherwise dispose of any of the shares subject to the Voting Agreement, (iii) exercise or refrain from exercising appraisal or dissenters' rights with regard to such shares, or (iv) receive any dividends or distributions on such shares, all of which rights are retained by GroWest, Inc.

          As indicated on page 1 this is a joint statement by GroWest, Inc. which is the direct beneficial owner of the Shares and the Bremers who are the owners of GroWest, Inc. and therefore the indirect beneficial owners of the Shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


         Not applicable.

                                       4

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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.


         Not applicable. But see last paragraph under Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.


         Not applicable.

ITEM 10.          CERTIFICATIONS.


         By signing below each of GroWest, Inc. and the Bremers certify that to the best of their knowledge and belief the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



                                 August 3, 1998
                                     (Date)

                                 GroWest, Inc.

                                 By     /s/ JOHN A. BREMER
                                        -------------------------------------
                                        John A. Bremer, President

                                        /s/ JOHN A. BREMER
                                        -------------------------------------
                                        John A. Bremer, individually

                                        /s/ LAURA BREMER
                                        -------------------------------------
                                        Laura Bremer, individually




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                            EXHIBIT A TO SCHEDULE 13G

                              DATED AUGUST 3, 1998


         GroWest, Inc., a California corporation and John A. Bremer and Laura Bremer, its sole stockholders hereby agree that the Schedule 13G to which this document is Exhibit A is filed on behalf of each of them.



                                 August 3, 1998


                                 GroWest, Inc.

                                 By     /s/ JOHN A. BREMER
                                        -------------------------------------
                                        John A. Bremer, President

                                        /s/ JOHN A. BREMER
                                        -------------------------------------
                                        John A. Bremer, individually

                                        /s/ LAURA BREMER
                                        -------------------------------------
                                        Laura Bremer, individually






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